Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver increases silver mineral reserves to 286 million ounces

All amounts are expressed in US$ unless otherwise indicated. This news release contains forward-looking information about expected future events and financial and operating performance of the Company. Readers should refer to the risks and assumptions set out in the “Cautionary Note Regarding Forward-Looking Statements and Information” at the end of this news release.

Vancouver, B.C. - February 14, 2017 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American”, or the “Company”) today reported on its mineral reserves and resources as at December 31, 2016. Pan American’s mineral reserves are estimated to contain approximately 286 million ounces of silver and 2.0 million ounces of gold compared with 280 million ounces of silver and 2.1 million ounces of gold at December 31, 2015.
The following table illustrates the changes in Pan American's estimated silver reserves year-over-year:

Millions of ounces
Silver mineral reserves as of Dec. 31, 2015(1)	280.1
Less: contained ounces mined during 2016	(32.4)
Plus: contained ounces replaced during 2016	38.1
Silver mineral reserves as of Dec. 31, 2016(2)(3)	285.8
(1) Prices used to estimate mineral reserves for 2015 were $17.00 per ounce of silver and $1,180 per ounce of gold, except: at Manantial Espejo, where $14.50 per ounce of silver and $1,100 per ounce of gold was used for planned 2016 production, reverting to $17.00 per ounce of silver and $1,180 per ounce of gold thereafter; and Alamo Dorado stockpiles, where metal prices of $15.00 per ounce of silver and $1,100 per ounce of gold were used due to their planned processing in the short term.
(2) Prices used to estimate mineral reserves for 2016 were $18.50 per ounce of silver and $1,300 per ounce of gold, except at Manantial Espejo where $17.00 per ounce of silver and $1,200 per ounce of gold were used for planned 2017 production, reverting to $18.50 per ounce of silver and $1,300 per ounce of gold thereafter.
(3) Please refer to the complete mineral reserves and mineral resources table at the end of this news release for more detailed information.

“In 2016 we added 38.1 million ounces of new silver mineral reserves, more than replacing the 32.4 million ounces depleted through mining,” said Christopher Emerson, Pan American’s Vice President Business Development and Geology. “We increased our exploration budget mid-year, investing a total of $14 million during 2016, and completed 136,000 metres of drilling on mine and near-site exploration, as well as 7,000 metres on regional projects.”
Added Mr. Emerson: “Pan American’s history of replacing silver ounces mined reflects our ability to invest in mine and near-site exploration programs throughout the silver price cycle and the exploration potential of our asset portfolio. We are planning a more aggressive exploration program in 2017, investing about $21 million, to complete about 137 kilometres of diamond drilling at our operating mines and another 22 kilometres of drilling at selected regional exploration projects. Following our recent purchase of the Joaquin project in southern Argentina, we are working on technical studies to determine how much of the high-grade portion of Joaquin's mineralized material can be economically treated at our Manantial Espejo mine.”

PAN AMERICAN SILVER CORP. 1

2016 Exploration Highlights:
La Colorada - added a total of 13.3 million ounces of new reserves bringing the total silver reserves to over 98 million ounces while maintaining the silver grades around 400 grams per tonne. The 8% year-over-year increase in reserves at La Colorada was achieved without deep-drill access, as development crews were occupied with development work for the mine expansion.

San Vicente - more than replaced silver ounces mined, increasing the total silver ounces contained in the reserves by 3% to 40.6 million ounces. High-grade ore shoots discovered on the Vanessa and Rampa veins helped to increase the overall reserve grade to 478 grams of silver per tonne, the highest reserve grades of all our assets.
In 2016, we drilled a total of 19,000 metres in near-site exploration at San Vicente. For 2017, Pan American is increasing the exploration drill program to 33,000 metres.

Pan American also achieved successful exploration results at its Morococha, Manantial Espejo and Dolores mines. Silver reserves were replaced 100% at Manantial Espejo, increased by 7% at Morococha, and increased by 2% at Dolores, including the conversion of some underground resources to reserves. The Huaron mine experienced a slight reduction in silver reserves, declining by about 2 million ounces of silver; however, exploration efforts resulted in an increase of 4.2 million ounces of silver in Measured and Indicated resources below 180 level, which are currently awaiting engineering studies.

PAN AMERICAN SILVER CORP. 2

Complete silver and gold mineral reserve and resource information at December 31, 2016 is shown in the following tables:

Pan American Silver Corp. Mineral Reserves as of December 31, 2016 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Huaron	Peru	Proven	5.7	169	30.8	N/A	N/A
		Probable	3.8	167	20.6	N/A	N/A
Morococha (92.3%) (3)	Peru	Proven	2.6	173	14.6	N/A	N/A
		Probable	2.2	181	12.8	N/A	N/A
La Colorada	Mexico	Proven	3.7	432	51.3	0.33	39.1
		Probable	4.0	362	46.8	0.32	41.2
Dolores	Mexico	Proven	41.6	27	36.1	0.77	1,034.9
		Probable	22.5	25	17.9	0.65	472.4
La Bolsa	Mexico	Proven	9.5	10	3.1	0.67	203.0
		Probable	6.2	7	1.4	0.57	113.1
Manantial Espejo	Argentina	Proven	2.2	111	8.0	1.17	84.4
		Probable	0.5	244	3.8	3.32	52.2
San Vicente (95%) (3)	Bolivia	Proven	2.0	464	29.4	N/A	N/A
		Probable	0.5	531	9.2	N/A	N/A
Totals (4)		Proven + Probable	107.0	83	285.8	0.70	2,040.3
(1) Prices used to estimate mineral reserves for 2016 were: $18.50 per ounce of silver, $1,300 per ounce of gold, $2,200 per tonne of zinc, $2,000 per tonne of lead, and $5,000 per tonne of copper; except at Manantial Espejo where $17.00 per ounce of silver and $1,200 per ounce of gold were used for planned 2017 production, reverting to $18.50 per ounce of silver and $1,300 per ounce of gold thereafter. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold.
(2) Mineral reserve estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101").
(3) This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding.

PAN AMERICAN SILVER CORP. 3

Pan American Silver Corp. Measured and Indicated Mineral Resources as of December 31, 2016 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Huaron	Peru	Measured	2.2	165	11.8	N/A	N/A
		Indicated	1.7	164	9.1	N/A	N/A
Morococha (92.3%) (3)	Peru	Measured	0.4	161	2.0	N/A	N/A
		Indicated	1.1	127	4.6	N/A	N/A
La Colorada	Mexico	Measured	0.5	206	3.1	0.31	4.7
		Indicated	2.0	200	12.7	0.18	11.5
Dolores	Mexico	Measured	1.9	13	0.8	0.22	13.8
		Indicated	3.2	24	2.5	0.43	44.0
La Bolsa	Mexico	Measured	1.4	11	0.3	0.90	31.4
		Indicated	4.5	9	1.1	0.50	59.8
Manantial Espejo	Argentina	Measured	0.1	125	0.5	1.65	6.7
		Indicated	0.4	207	2.6	2.04	25.4
San Vicente (95%) (3)	Bolivia	Measured	0.8	202	5.0	N/A	N/A
		Indicated	0.1	194	0.5	N/A	N/A
Navidad	Argentina	Measured	15.4	137	67.8	N/A	N/A
		Indicated	139.8	126	564.5	N/A	N/A
Pico Machay	Peru	Measured	4.7	N/A	N/A	0.91	137.5
		Indicated	5.9	N/A	N/A	0.67	127.1
Calcatreu	Argentina	Indicated	8.0	26	6.6	2.63	676.0
Totals (4)		Measured + Indicated	194.0	118	695.5	1.11	1,137.9
(1) Prices used to estimate mineral resources for 2016 were: $18.50 per ounce of silver, $1,300 per ounce of gold, $2,200 per tonne of zinc, $2,000 per tonne of lead, and $5,000 per tonne of copper; except at Dolores and Manantial Espejo, where $25.00 per ounce of silver and $1,400 per ounce of gold were used. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold. Metal prices for Navidad were $12.52 per ounce of silver and $1,100 per tonne of lead. Metal prices used for Calcatreu were $12.50 per ounce of silver and $650 per ounce of gold.
(2) Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding.

PAN AMERICAN SILVER CORP. 4

Pan American Silver Corp. Inferred Mineral Resources as of December 31, 2016 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Huaron	Peru	Inferred	6.2	164	32.7	N/A	N/A
Morococha (92.3%) (3)	Peru	Inferred	3.9	214	26.6	N/A	N/A
La Colorada	Mexico	Inferred	1.8	313	17.8	0.35	19.7
Dolores	Mexico	Inferred	1.7	37	2.0	1.01	54.6
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	222.4
Manantial Espejo	Argentina	Inferred	0.5	211	3.5	2.60	42.6
San Vicente (95%) (3)	Bolivia	Inferred	2.8	330	29.7	N/A	N/A
Navidad	Argentina	Inferred	45.9	81	119.4	N/A	N/A
Pico Machay	Peru	Inferred	23.9	N/A	N/A	0.58	445.7
Calcatreu	Argentina	Inferred	3.4	17	1.8	2.06	226.0
Totals (4)		Inferred	103.7	92	236.9	0.70	1,011.1
(1) Prices used to estimate mineral resources for 2016 were $18.50 per ounce of silver, $1,300 per ounce of gold, $2,200 per tonne of zinc, $2,000 per tonne of lead, and $5,000 per tonne of copper, except at Dolores and Manantial Espejo, where $25.00 per ounce of silver and $1,400 per ounce of gold were used. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold. Metal prices for Navidad were $12.52 per ounce of silver and $1,100 per tonne of lead. Metal prices used for Calcatreu were $12.50 per ounce of silver and $650 per ounce of gold.
(2) Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding.

General Notes with Respect to Technical Information
Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources that are not mineral reserves have no demonstrated economic viability.
Pan American does not expect these mineral reserve and resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.
See the Company’s Annual Information Form dated March 24, 2016, available at www.sedar.com for further information on the Company’s material mineral properties, including information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s mineral reserves and resources.
Grades are shown as contained metal before mill recoveries are applied.

PAN AMERICAN SILVER CORP. 5

Complete mineral reserve and resource information for all metals, including tonnage and grades, is available at www.panamericansilver.com.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM., Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, who are each Qualified Persons for the purposes of National Instrument 43-101.

About Pan American Silver
Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines located in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the accuracy of estimated mineral reserves and mineral resources; expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect estimates of mineral reserves and mineral resources; and the expenditures and success related to any future exploration or development programs.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; capital, decommissioning and reclamation estimates; the assumptions upon which mineral reserves and mineral resources are based; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian Dollar, Peruvian Sol, Mexican Peso, Argentine Peso and Bolivian Boliviano versus the U.S. Dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards,

PAN AMERICAN SILVER CORP. 6

industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

Cautionary Note to US Investors Concerning Estimates of Mineral Reserves and Resources

This presentation has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this presentation have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this presentation uses the terms ‘‘measured resources’’, ‘‘indicated resources’’ and ‘‘inferred resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ‘‘reserves’’ are not the same as those of the SEC, and reserves reported by Pan American in compliance with NI 43-101 may not qualify as ‘‘reserves’’ under SEC standards. Under U.S. standards, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.